HUGHES HUBBARD & REED LLP
-------------------------



                                        March 16, 2005



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Avenue, N.W.
Washington, D.C.  20549

             Re: Amendment No. 1 to Chindex International, Inc. Form 8-K Filed October 4, 2004
                  FILE NO. 000-24624
                  -------------------------------------------------------


Dear Sir or Madam:

          On behalf of our client, Chindex International, Inc (the "Company"), enclosed herewith as simultaneously filed with the Commission by EDGAR are two complete copies, including exhibits, of Amendment No. 1 (the "Amendment") to the Company's current report on Form 8-K filed October 4, 2004 (the "Form 8-K"), one copy of which is marked to show changes made since the initial filing of the Form 8-K.

          Listed below are the Company's responses to the staff's comments contained in the staff's letter to the Company dated October 30, 2004. For the staff's convenience, each such comment is repeated below and immediately followed by the Company's corresponding response thereto.

          COMMENT 1. WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE. SINCE THE COMPANY AND ITS MANAGEMENT ARE IN POSSESSION OF ALL FACTS RELATING TO A COMPANY'S DISCLOSURE, THEY ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE THEY HAVE MADE. IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

          o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING;

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          o    STAFF  COMMENTS  OR CHANGES TO  DISCLOSURE  IN  RESPONSE TO STAFF
               COMMENTS IN THE FILINGS REVIEWED BY THE STAFF DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

          o THE COMPANY MANY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

IN ADDITION, PLEASE BE ADVISED THAT THE DIVISION OF ENFORCEMENT HAS ACCESS TO ALL INFORMATION YOU PROVIDE TO THE STAFF OF THE DIVISION OF CORPORATION FINANCE IN OUR REVIEW OF YOUR FILING OR IN RESPONSE TO OUR COMMENTS ON YOUR FILING.

          RESPONSE 1. The Company acknowledges and agrees to the matters referenced above.

          COMMENT 2. FOR EACH REPORTABLE EVENT, PLEASE REVISE YOUR FILING TO SPECIFICALLY ADDRESS WHETHER ANY COMMITTEE OF THE BOARD OF DIRECTORS, OR THE BOARD OF DIRECTORS, DISCUSSED THE REPORTABLE EVENT WITH THE FORMER ACCOUNTANT, AS REQUIRED BY ITEM 304(A)(1)(IV)(B) AND (V) OF REGULATION S-K.

          RESPONSE 2. The Amendment has been revised as requested by the addition of the new penultimate sentence of the third paragraph under Item 4.01.

          COMMENT 3. FOR EACH REPORTABLE EVENT, PLEASE REVISE YOUR FILING TO SPECIFICALLY ADDRESS WHETHER YOU HAVE AUTHORIZED THE FORMER ACCOUNTANT TO RESPOND FULLY TO THE INQUIRIES OF A SUCCESSOR ACCOUNTANT, AS REQUIRED BY ITEM 304(A)(1)(IV)(C) AND (V) OF REGULATION S-K.

          RESPONSE 3. The Amendment has been revised as requested by the addition of the new final sentence of the third paragraph under Item 4.01.

          COMMENT 4. FOR EACH REPORTABLE EVENT, PLEASE ADDRESS, SUPPLEMENTALLY, THE REQUIREMENTS OF ITEM 304(B) OF REGULATION S-K. IF THERE WERE ANY MATERIAL TRANSACTIONS OR EVENTS SIMILAR TO THOSE INVOLVED IN THE REPORTABLE EVENT THAT YOU ACCOUNTED FOR OR DISCLOSED DIFFERENTLY THAN YOUR PRIOR ACCOUNTANT WOULD HAVE CONCLUDED WAS REQUIRED, PLEASE REVISE YOUR FILING TO PROVIDE ALL OF THE DISCLOSURES REQUIRED BY ITEM 304(B).

          RESPONSE 4. The Company confirms that since the change in accountants described in the Amendment, there has not been any material transaction or event similar to those which involved the reportable events described in the Amendment that were accounted for or disclosed in a manner different from that which Ernst & Young apparently would have concluded was required.

          COMMENT 5. PLEASE FILE A LETTER FROM THE FORMER ACCOUNTANT ADDRESSING THE REVISED DISCLOSURE.

          RESPONSE 5. A letter from Ernst & Young addressing the revised disclosure is attached to Amendment No. 1 as Exhibit 99.2.

          COMMENT 6. FOR EACH REPORTABLE EVENT, PLEASE TELL US, SUPPLEMENTALLY:

          A. WHETHER THE REPORTABLE EVENT OCCURRED IN ANY PERIOD OTHER THAN THE PERIOD COVERED BY THE AUDIT OR REVIEW UPON WHICH YOU WERE ADVISED OF THE EVENT,
          B.   WHETHER THE REPORTABLE  EVENT RESULTED IN AN ACCOUNTING  ERROR IS
               MISAPPLICATION   OF   GAAP,
          C. IF AN ACCOUNTING ERROR OR MISAPPLICATION OF GAAP RESULTED, THE NATURE OF, AMOUNT OF AND REASONS FOR EACH RESULTING ERROR OR MISAPPLICATION,
          D. WHETHER OR NOT YOU RESTATED (OR INTEND TO RESTATE) ANY PRIOR PERIOD, AND, IF NOT, WHY,
          E. IN DETAIL, ALL THE STEPS YOU HAVE TAKEN (OR PLAN TO TAKE) AND PROCEDURES YOU HAVE IMPLEMENTED (OR PLAN TO IMPLEMENT) TO CORRECT EACH CONCERN.

          RESPONSE 6A. Since the reportable events were identified by Ernst & Young as material weaknesses, such material weaknesses may have existed prior to the time that the Company was advised thereof.

          RESPONSE 6B. No reportable event resulted in an accounting error or a misapplication of GAAP.

          RESPONSE 6C. Not applicable.

          RESPONSE 6D. No prior period was restated and the Company does not intend to restate any prior period as a result of the reportable events because, as noted above, no reportable event resulted in or is expected to result in an accounting error, a misapplication of GAAP or other consequence requiring such a restatement.

          RESPONSE 6E. The Company respectfully notes that it has disclosed in the Exhibit 99.1 to the Amendment the steps taken and procedures implemented to correct each concern.

          COMMENT 7. REGARDING EACH REPORTABLE EVENT, PLEASE PROVIDE US WITH ANY LETTER OR WRITTEN COMMUNICATION TO AND FROM THE FORMER ACCOUNTANTS, FROM AND TO MANAGEMENT OR AUDIT OR SIMILAR COMMITTEE OF THE BOARD OF DIRECTORS, OR THE BOARD OF DIRECTORS, IF YOU HAVE NO SUCH COMMITTEE.

          RESPONSE 7. The Company respectfully notes that it has advised the staff regarding all such communications, which are not, subject to the staff's objection, attached hereto.

          COMMENT 8. PLEASE PROVIDE US WITH A SCHEDULE OF YOUR ADJUSTMENTS TO CLOSE THE BOOKS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2004. IN ADDITION, PLEASE PROVIDE A SEPARATE SCHEDULE OF ADJUSTMENTS RECORDED IN CONNECTION WITH OR AS A RESULT OF THE RELATED AUDIT. IN THIS REGARD, FOR EACH SCHEDULE, PLEASE QUANTIFY THE NET EFFECT OF ALL ADJUSTMENTS ON PRE-TAX NET INCOME (LOSS). FURTHERMORE, FOR EACH ADJUSTMENT PLEASE:

          A.   CLEARLY  EXPLAIN THE REASON FOR EACH  ADJUSTMENT,
          B.   SHOW US THE  IMPACT OF EACH  ADJUSTMENT  ON  PRE-TAX  NET  INCOME
               (LOSS),
          C. TELL US WHY EACH ADJUSTMENT DOES NOT RELATE TO A PRIOR QUARTER OR YEAR,
          D. EXPLAIN IN DETAIL WHY YOU BELIEVE THE TIMING OF EACH ADJUSTMENT IS APPROPRIATE.

          RESPONSE 8. The following are the adjustments to close the books for the quarter and fiscal year ended March 31, 2004:

          (1): Record loan to NFAL JV entered into by Chindex:

               Debit  Notes  Receivable                        $220,000
               Credit Accrued Liabilities                      $220,000

               In March, the Company entered into a loan agreement with its JV partners to fund additional monies to the NFAL joint venture. The Company recognized the amount of this liability at year end, since the loan commitment was made but the payment had not yet been transferred.

          (2): Record write-down of NFAL investment:

               Debit Loss on Equity Investment                 $220,000
               Credit Equity Investment                        $220,000

               The Company wrote-down the investment in its NFAL JV pending a review of the NFAL March 31 financials and current short projections. This investment was recorded down to a net zero investment and there is still no operating profit for this venture at this time.

          (3): Record write-down of Lunar and Nova inventory due to cancellation of distributor relationship:

               Debit Spare Parts Cost of Goods                 $153,863
               Credit Spare Parts Inventory                    $153,863

               The Company failed to renew the two distributorships and at year end and the status and salability of the spare parts inventory was unknown. Since then, the Company has only be able to secure, recently, some repayment for the Nova inventory after significant negotiations between senior management of both Chindex and Nova. No repayment from Lunar will be received.

          (4): Record write-down of Lunar and Nova demonstration inventory due to cancellation of distributor relationship:

               Debit Demo Cost of Goods                         $28,435
               Credit Demonstration Inventory                   $28,435

               The Company failed to renew the two distributorships and at year end the status and salability of the demonstration inventory was unknown. Since then, the Company has been unable to sell the demos to any parties.

               Here is the schedule for the above adjustments recorded prior to the audit:

               Pretax preaudit loss before adjustments      $(1,191,844)
                 adjustment 1                                  0 (no impact to
                                                               income statement)
                 adjustment 2                                  (220,000)
                 adjustment 3                                  (153,863)
                 adjustment 4                                   (28,435)

               Net pretax preaudit loss after adjustments   $(1,594,142)

          The following are the year-end audit adjustments that the Company booked as of March 31, 2004:

          (5): Spare Parts Inventory Discrepancy between book value and detail:

               Debit Cost of Goods Expense                     $169,262.96
               Credit Spare Parts Inventory                    $169,262.96

               As a result of the audit, the Company discovered that a similar amount of profit was recorded for the sale of these parts from a joint venture to the Company's TJ subsidiary. The profit should not have been recognized and therefore this adjusting entry was required to correct the consolidation.

          (6): Reserve for Bad Debts increase related to old receivables

               Debit Bad Debt Expense                          $160,000
               Credit Allowance for Bad Debt                   $160,000

               During the year-end audit, the review of the hospital's receivables discovered a listing of older receivables that were being reprocessed for collection, but collection efforts had stalled significantly.

               The receivable reserve did not fully reflect these outstanding amounts. Accordingly, the Company increased its reserve.

          (7): Increase to Tax Reserve:

               Debit Deferred Tax Asset                        $928,000
               Debit Income Tax Expense                        $379,000
               Credit Deferred Tax Asset                     $1,307,000

               The quarter-end tax adjustment was not recorded until the completion of the audit and reconciliation of the FAS109 worksheets and tax calculations was completed. This entry records the net change in taxes required for this final reconciliation.

               Net pretax preaudit loss after adjustments   $(1,594,142)
                 adjustment 5                                  (169,263)
                 adjustment 6                                  (160,000)

               Net pretax loss after audit adjustments      $(1,923,405)

                                    * * * * *

          As noted above, the Company would very much appreciate the staff's submission of any further comments at the staff's very earliest opportunity. In the event that the staff has any interim questions or comments, please do not hesitate to call the undersigned at the telephone number set forth above. Thank you.

                                        Very truly yours,

                                        /S/ GARY J. SIMON

                                        Gary J. Simon

cc: Robert C. Goodwin, Jr.
     Executive Vice President-Operations
     and General Counsel, Chindex International, Inc.

Enclosure